SECURITIES AND EXCHANGE COMMISSION

                              Washington D.C. 20549

                             ----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No 1) *

                  __________Union Acceptance Corp______________

                                (Name of issuer)

                 ________Class `A' Common Shares_______________

                         (Title of Class of Securities)

                        ______904832102__________________

                                 (CUSIP Number)

                    Mr P Acton, Mercury Asset Management plc

          33 King William Street, London EC4R 9AS Tel No 0171 203 5741
    -------------------------------------------------------------------------
   Name, Address and Telephone Number of Person Authorised to Receive Notices
                              and Communications)

                                19 December, 1996

             (Date of Event which Requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box.

Check the following box if a fee is being paid with the statement (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (however, see the Notes.)

2776

Schedule 13D

CUSIP No. _904832102_____________

------- -----------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        SS OR IRS IDENTIFICATION NO OF ABOVE PERSON
        MERCURY ASSET MANAGEMENT plc
------- -----------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (A)
                                                             (B)
------- -----------------------------------------------------------------------
3       SEC USE ONLY

------- -----------------------------------------------------------------------
4       SOURCE OF FUNDS*
        00
------- -----------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
------- -----------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANISATION
        ENGLAND
------------------------ ------- ----------------------------------------------
                         7       SOLE VOTING POWER
                                 NONE
    NUMBER OF            ------- ----------------------------------------------
     SHARES              8       SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                     NONE
     EACH                ------- ----------------------------------------------
   REPORTING             9       SOLE DISPOSITIVE POWER
     PERSON                        199,500
      WITH               ------- ----------------------------------------------
                        10      SHARED DISPOSITIVE POWER

-------- ----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-------- ----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*
-------- ----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         4.97%
-------- ----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IA
-------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

               The class of equity securities to which this statement relates is the shares of Class `A' Common Stock (the "Common Shares") of Union Acceptance Corp (the "Company") whose principal executive offices are located at 250 North Shadeland Avenue, Indianapolis IN 46219. Its telephone number is (317) 231 6400.

Item 2.        Identity and Background

               This statement is being filed by Mercury Asset Management plc. ("Mercury"), a corporation primarily engaged in the business of managing portfolio investments for its investment clients, organised under the laws of England, whose principal executive offices are located, and principal business activities conducted, at 33 King William Street, London EC4R 9AS, England.

               Pursuant to Rule 13d-4 (17 CFR 240. 13d-4) under the Securities Exchange Act of 1934 (the "Act") Mercury hereby declares that the filing of this statement shall not be construed as an admission that Mercury is or has been for purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement. As noted above, Mercury manages portfolio investments of its investment clients, and the securities covered by this statement are held solely for the account of such clients.

               Under the terms of its agreements with such clients, Mercury has discretion to buy and sell securities on their behalf subject to such guidelines as may be agreed and subject to any contrary instructions which may be received. Mercury has neither voting power nor the right to receive dividends from, or proceeds from the sale of, any portfolio investments. 56,900 shares are held for the benefit of collective investment schemes managed by Mercury Asset Management Channel Islands Limited, an associate of Mercury. A division of Mercury is the investment adviser under contract to Mercury Asset Management Channel Islands Limited.

               Mercury is a wholly-owned subsidiary of Mercury Asset Management Group plc, a holding company listed on London Stock Exchange.

               The name, business address, principal occupation or employment and citizenship of each of the executive officers and directors of Mercury and Mercury Asset Management Group plc, and the name, country of incorporation, principal business, and the address of the registered office (being the address of its principal business and principal office) of Mercury and Mercury Asset Management Group plc are set forth in Annex A hereto, which is incorporated herein by reference.

               Neither Mercury nor, to the best of its knowledge, any of the persons listed in Annex A has during the past five years (a) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanours), or (b) been a party to a civil proceeding of a judicial or administrative body as a result of which Mercury or any such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration

               The source of all funds used to acquire the securities covered by this statement was the investment funds of Mercury's investment clients. No part of the purchase price was represented by funds or other consideration borrowed or otherwise obtained by Mercury than as described above.

Item 4.        Purpose of Transaction

               The Common Shares were acquired for the purpose of investment. (a) Mercury will monitor its investment and review the Company's business affairs and financial position. Based on such review, as well as general economic and industry conditions existing at the time, Mercury may consider from time to time various alternative courses of action and may discuss with management of the Company ways in which the value of its investment may be increased. Such actions may include the acquisition of additional Common Stock through open market purchases, privately negotiated transactions, or otherwise. Alternatively, such actions may involve the sale of all or a portion of Common Stock in the open market, in privately negotiated transactions, through a public offering or otherwise.

               Neither Mercury nor any person named in Annex A has any plans which relate to or would result in any of the following:

               (b) an extraordinary corporate transaction, such as an amalgamation, merger, reorganisation or liquidation, involving the Company or any of its subsidiaries;

               (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

               (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

               (e) any material change in the present capitalisation or dividend policy of the Company;

               (f) any other material change in the Company's business or corporate structure;

               (g) any change in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

               (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorised to be quoted in an inter-dealer quotation system of a registered national securities association;

               (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to
               Section 12(g)  (4) of the Act; or

               (j) any action similar to any of those set forth above.

Item 5.        Interest in Securities of the Issuer

               (a) See Item 2 above. Subject thereto, Mercury has dispositive power with respect to 199,500 Common Shares or approximately 4.97% of the Common Shares outstanding.

               (b) See Item 2 above.

               (c) See Item 2 Above. Subject thereto, transactions in the Common Shares effected by Mercury on behalf of its investment clients are set forth in Annex B. All transactions were effected on the National Association of Securities Dealers Automated Quotation System (NASDAQ) National Market System.

               (d) See Item 2 above. The investment clients of Mercury have the right to receive dividends from, and proceeds from the sale of Common Shares.

               (e) Not applicable.

Item 6.        Contracts, Arrangements, Understandings or

               Relationships with Respect to Securities of the Issuer

               Except as set forth in Item 2 above, neither Mercury nor, to the best of its knowledge, any of the persons listed in Annex A hereto has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.        Material to be Filed as Exhibits
               None.

                         SIGNATURE

               After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:24 December, 1996

                                          for Mercury Asset Management plc.

                                          By /s/James T Stratford
                                          -----------------------
                                              Authorised Signatory
                                                James T Stratford



ANNEX A

                       MERCURY ASSET MANAGEMENT plc.

Executive Officers                                         Principal
and Directors                       Business Address       Occupation      Citizenship
------------------                  ----------------       ----------      -----------

Joint Chairman

David William James PRICE        33 King William Street,   Investment         British
(Joint Chairman)                 London, EC4R 9AS.          Director

Stephen Anthony ZIMMERMAN        33 King William Street,   Investment         British
(Joint Chairman)                 London, EC4R 9AS.          Director

Deputy Chairman

Carol GALLEY (Miss)              33 King William Street,   Investment         British
(Deputy Chairman)                London, EC4R 9AS.          Director

Christopher Nigel                33 King William Street,   Investment         British
HURST-BROWN                      London, EC4R 9AS           Director

(Deputy Chairman)

Frederick David Stewart          33 King William Street,   Investment         British
ROSIER (Deputy Chairman)         London, EC4R 9AS           Director

Vice Chairman

Dr. Ross John BUNCE              33 King William Street,   Investment         British
(Vice Chairman)                  London, EC4R 9AS           Director

Andrew Searle DALTON             33 King William Street,   Investment         British
(Vice Chairman)                  London, EC4R 9AS.          Director

Charles Vivian JACKSON           33 King William Street,   Investment         British
(Vice Chairman)                  London, EC4R 9AS           Director

Directors

Ian ARMITAGE                     33 King William Street,   Investment         British
(Director)                       London, EC4R 9AS           Director

Norman McLeod BACHOP             33 King William Street,   Investment         British
(Director)                       London, EC4R 9AS           Director

Ian Christopher Simon BARBY      33 King William Street,   Investment         British
(Director)                       London,  EC4R  9AS         Director

Stuart John BAXTER               33 King William Street,   Investment         British
(Director)                       London, EC4R 9AS           DIrector

Thomas Jan BERGER                33 King William Street,   Investment         American
(Director)                       London, EC4R 9AS           Director

David Thomas Alan BOYLE          33 King William Street,   Investment         British
(Director)                       London, EC4R 9AS           Director

Carol Consuelo BROOKE            33 King William Street,   Investment         British
(Director)                       London, EC4R 9AS           Director

John Loughlin CALLAHAN           33 King William Street,   Investment         American
(Director)                       London, EC4R 9AS           Director

David John CAUSER                33 King William Street,   Investment         British
(Director)                       London, EC4R 9AS           Director

Thomas William George            33 King William Street,   Investment         British
CHARLTON                         London, EC4R 9AS           Director
(Director)

Nicholas James CHARRINGTON       33 King William Street,   Investment         British
(Director)                       London, EC4R 9AS           Director

Colin Martin CLARK               33 King William Street,   Investment         British
(Director)                       London, EC4R 9AS           Director

Nicholas James COATS             33 King William Street,   Investment         British
(Director)                       London, EC4R 9AS           Director

Stephen Benedict COHEN           33 King William Street,   Investment         British
(Director)                       London, EC4R 9AS           Director

John Nicholas COTTON             33 King William Street,   Investment         British
(Director)                       London, EC4R 9AS           Director

Graham Richard DIXON             33 King William Street,   Investment         British
(Director)                       London, EC4R 9AS           Director

Charles Bowen FARQUHARSON        33 King William Street,     Company          British
(Company Secretary               London, EC4R 9AS          Secretary
& Director)                                                & Director

Christopher Nigel Holland        33 King William Street,   Investment         British
 FOSTER (Director)               London, EC4R 9AS           Director

Peter John GIBBS                 33 King William Street,   Investment         British
(Director)                       London, EC4R 9AS           Director

Peter John Woodville             33 King William Street,   Investment         British
HARRISON (Director)              London, EC4R 9AS           Director

Paul HARWOOD                     33 King William Street,   Investment         British
(Director)                       London, EC4R 9AS           Director

Timothy John HASTON              33 King William Street,   Investment         British
(Director)                       London, EC4R 9AS           Director

Andrew Malcolm                   33 King William Street,   Investment         British
HUNTER-JOHNSTON                  London, EC4R 9AS           Director

(Director)

Michael Francis Mostyn           33 King William Street,   Investment         British
Owen JODRELL                     London, EC4R 9AS           Director
(Director)

Andreas Christian Jutting        33 King William Street,   Investment         Danish
LEHMAN                           London, EC4R 9AS           Director
(Director)

Dr. Gordon Alan LINDSAY          33 King William Street,   Investment         British
(Director)                       London, EC4R 9AS           Director

Gary LOWE                        33 King William Street,   Investment         British
(Director)                       London, EC4R 9AS           Director

Roderick James MACLEOD           33 King William Street,   Investment         British
(Director)                       London, EC4R 9AS           Director

Paul Roderick Clucas MARSHALL    33 King William Street,   Investment         British
(Director)                       London, EC4R 9AS           Director

Shaun Albert MAYS                25 Floor, 101 Collins     Investment         British/
(Director)                       Street, Melbourne, Vic     Director          Australian
                                 3000 AUSTRALIA

Keith Richard MULLINS            33 King William Street,   Investment         British
(Director)                       London, EC4R 9AS           Director

Masaru NISHIZAWA                 Hibiya Kokusai Building,  Investment         Japanese
(Director)                       2-2-3 Uchisaiwaicho,       Director
                                 Chiyoda-Ku, Tokyo 100

Maurice Joseph O'SHANNASSY       33 King William Street,   Investment         Australian
(Director)                       London, EC4R 9AS           Director

Thomas Andrew OATES              33 King William Street,   Investment         British
(Director)                       London, EC4R 9AS           Director

Peter Vincent OLSBERG            33 King William Street,   Investment         British
(Director)                       London, EC4R 9AS           Director

Ching Han ONG                    33 King William Street,   Investment         British
(Director)                       London, EC4R 9AS           Director

Roderick Louis PARIS             33 King William Street,   Investment         British
(Director)                       London, EC4R 9AS           Director

John PARSLOE                     33 King William Street,   Investment         British
(Director)                       London, EC4R 9AS           Director

Andrew Phillip PICKARD           33 King William Street,   Investment         British
(Director)                       London, EC4R 9AS           Director

Ronald William PULLEN            33 King William Street,   Investment         British
(Director)                       London, EC4R 9AS           Director

John William RICHARDS            33 King William Street,   Investment         British
(Director)                       London, EC4R 9AS           Director

Nicholas King RITCHIE            33 King William Street,   Investment         British
(Director)                       London, EC4R 9AS           Director

Alexander Frederick              33 King William Street,   Investment         British
James ROE (Director)             London, EC4R 9AS           Director

Richard George ROYDS             33 King William Street,   Investment         British
(Director)                       London, EC4R 9AS           Director

Lynn Christine RUDDICK           33 King William Street,   Investment         British
(Director)                       London, EC4R 9AS           Director

Clifford John SHAW               Warburg Asset Management  Investment         British
(Director)                       Japan Ltd.,                                  Director
                                 Hibiya Kokusai Building
                                 7th Floor,
                                 2-2-3- Uchisaiwaicho,
                                 Chiyoda-ku, Tokyo 100

Ian Michael SLACK                33 King William Street,   Investment         British
(Director)                       London, EC4R 9AS           Director

Peter William STANYER            33 King William Street,   Investment         British
(Director)                       London, EC4R 9AS           Director

Rodney STEEL                     33 King William Street,   Investment         British
(Director)                       London, EC4R 9AS           Director

Hugh Alexander STEVENSON         33 King William Street,   Chairman of        British
(Director)                       London, EC4R 9AS          Mercury Asset
                                                           Management
                                                           Group plc

Barry William WOOLF              33 King William Street,   Investment         British
(Director)                       London, EC4R 9AS           Director





                       MERCURY ASSET MANAGEMENT GROUP plc

Executive Officers                                           Principal
and Directors                    Business Address            Occupation       Citizenship
------------------               ----------------            ----------       -----------


Joint Chairman

Hugh Alexander STEVENSON            33 King William Street,   Investment         British
(Chairman)                          London, EC4R 9AS.          Director

Deputy Chairman

David William James PRICE           33 King William Street,   Investment         British
(Deputy Chairman)                   London, EC4R 9AS.          Director

Stephen Anthony ZIMMERMAN           33 King William Street,   Investment         British
(Deputy Chairman)                   London, EC4R 9AS.          Director

Vice Chairman

Carol GALLEY (Miss)                 33 King William Street,   Investment         British
(Vice Chairman)                     London, EC4R 9AS.          Director

Company Secretary

Charles Bowen FARQUHARSON           33 King William Street,     Company          British
(Secretary)                         London, EC4R 9AS.          Secretary

Directors

Paul Graham BOSONNET                33 King William Street,   Investment         British
(Director)                          London, EC4R 9AS.          Director

David John CAUSER                   33 King William Street,   Investment         British
(Director)                          London, EC4R 9AS           Director

Andrew Searle DALTON                33 King William Street,   Investment         British
(Director)                          London, EC4R 9AS.          Director

Peter Stormonth DARLING             33 King William Street,   Investment         British
(Director)                          London, EC4R 9AS           Director

Hugh Jon FOULDS                     33 King William Street,   Investment         British
(Director)                          London, EC4R 9AS           Director

Christopher Nigel                   33 King William Street,   Investment         British
HURST-BROWN (Director)              London, EC4R 9AS           Director

Charles Vivian JACKSON              33 King William Street,   Investment         British
(Director)                          London, EC4R 9AS           Director

Frederick David Stewart             33 King William Street,   Investment         British
ROSIER (Director)                   London, EC4R 9AS           Director

John Charles Grayson                33 King William Street,   Investment         British
STANCLIFFE                          London, EC4R 9AS           Director

(Director)



                       Mercury Asset Management Group plc

                                 Directors Lists

                              CORPORATE INFORMATION


                                                              Field of                  Country of
Name                                Registered Office         Activity                  Incorporation
----                                -----------------         --------                  -------------

Mercury Asset Management Group plc  33 King William Street,    Holding Company           England
                                    London, EC4R 9AS

Mercury Asset Management plc        33 King William Street,    Investment                England
                                    London, EC4R 9AS           Management and Advice






ANNEX  B

                              UNION ACCEPTANCE CORP

                                  COMMON SHARES


DATE         PURCHASE     SALE       PRICE PER SHARE         DAILY TOTALS
10.21.96                             B/FWD                   205,000
11.12.96     5,500                   18                      210,500
11.18.96                  1,500      17.375                  209,000
12.19.96                  9,500      17.375                  199,500